Exhibit 1

News Release

RINKER ACQUIRES PREMIX CONCRETE BUSINESS

IN TENNESSEE AND VIRGINIA

Rinker Group Limited (“Rinker”) today announced that its US subsidiary, Rinker Materials Corporation, had acquired a premix concrete business, Loven Inc, comprising six concrete plants in north-east Tennessee and Virginia.

The acquisition is a further bolt-on to the US$211 million American Limestone aggregate and concrete business in Tennessee which Rinker Materials purchased in 2000.  Loven’s total revenue is around US$14 million a year.   Existing Rinker Materials’ quarries in Tennessee will supply part of Loven’s aggregate requirements.

Loven operates concrete plants in Greenville, Morristown, Newport, Kingsport,  Johnson City — all in Tennessee — and Bristol, Virginia.  It is a leading concrete supplier in most of its markets.

Economic forecasts for the area, known as the Tri-Cities region, indicate solid growth in construction activity over the next four years.

Loven Inc is the 31st acquisition by the Rinker group since 1998, at a total cost of around US$1.7 billion.  It is expected to be earning above its cost of capital within the first full year.

Rinker Materials also announced that it had reached agreement for a long term lease on a hard rock quarry at Locus Mount, near Johnson City, Tennessee.

“The new quarry, together with the acquisition of Loven, will enable us to better service our Tri-Cities customers with aggregate and pre-mix concrete,” said Rinker Group Chief Executive Officer, David Clarke.

Rinker is one of the world’s top 10 heavy building materials groups, with operations in aggregates, cement, concrete, asphalt and concrete pipe and products.  For the twelve months to September 2003*, Rinker’s trading revenue was A$5.5 billion (around US$3.4 billion), profit from ordinary activities before interest and tax (EBIT) was A$722 million (over US$400 million)

Rinker Group Limited     ABN 53 003 433 118

Corporate Affairs and Investor Relations

Level 8, Tower B, 799 Pacific Highway, Chatswood NSW 2067    PO Box 5697, West Chatswood NSW 1515

Telephone (02) 9412 6680 Facsimile (02) 9412 6611 E-mail investorrelations@rinker.com.au and net cash from operating activities was A$985 million (over US$600 million). Rinker has 13,000 employees in over 730 sites across the US, Australia and China.  Around 80% of group revenue and earnings come from the US subsidiary, Rinker Materials Corporation.

* Revenue, profit, cash flow figures for the twelve months to September 2003, are based on unaudited proforma accounts for the six months to  March 2003, and  audited accounts for the six months to September 2003. The proforma figures assume that Rinker, which demerged in March 2003 from CSR Limited, existed as a separate economic entity during the year.

For further information, please contact Debra Stirling on 61 2 9412 6680 or mobile/cell 0419 476 546 (international + 61 419 476 546)

14 April 2004	RIN 1-05